Exhibit (c)(2)

Scotia Capital Inc. Scotia Plaza 40 King Street West Box 4085, Station “A” Toronto, Ontario Canada M5W 2X5

February 24, 2007

The Special Committee of the Board of Directors

- and -

the Board of Directors

Hub International Limited

55 East Jackson Boulevard

Chicago, Illinois 60604

To the Special Committee and the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”) understands that Hub International Limited (“Hub” or the “Company”) has received a proposal from Apax Partners LLP and Morgan Stanley Principal Investments, Inc. (together, the “Sponsors”) pursuant to which an affiliate of the Sponsors, Maple Tree Acquisition Corporation (“Maple Tree”), will acquire all of the outstanding common shares of Hub (the “Shares”) by way of a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, the holders of Shares other than certain management shareholders (the “Shareholders”), would receive consideration of $40.00 per Share in cash (the “Consideration”). The terms of the Arrangement and the agreement (the “Arrangement Agreement”) relating to the proposed transaction are to be more fully described in a disclosure document, which will be mailed to Shareholders (the “Disclosure Document”).

Background and Engagement of Scotia Capital

A special committee (the “Special Committee”) of independent directors of Hub formally engaged Scotia Capital through an agreement dated February 7, 2007 (the “Engagement Agreement”) to provide such opinions as to the fairness of the Arrangement or alternative transactions as may be requested by the Special Committee. The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee of $1,000,000 for the provision of the Opinion (defined below), which is to be payable regardless of whether the Arrangement is successfully completed. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

The Special Committee has requested that Scotia Capital provide its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be paid to the Shareholders, other than members of the Company’s senior management team that will be entering into roll-over agreements (the “Roll-Over Agreements”) with Maple Tree in connection with the Arrangement, (those members of the management team being the “Roll-Over Shareholders”, and the other Shareholders being the “Public Shareholders”) pursuant to the Arrangement. The Special Committee has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion. This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of this Opinion.

The Scotia Capital Trademark represents the corporate and investment banking businesses of The Bank of Nova Scotia, Scotia Capital Inc. and Scotia Capital (USA) Inc. – all members of the Scotiabank Group. Scotia Capital Inc. is a subsidiary of The Bank of Nova Scotia.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Independence of Scotia Capital

Scotia Capital is a wholly-owned subsidiary of Scotiabank. None of Scotia Capital or any of its affiliated entities (i) is an issuer insider, associate or affiliate (as such terms are defined for the purposes of Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Regulation Q-27, and the companion policies thereto (the “Rules”) of Hub, the Sponsors, Maple Tree, or any of their respective associates or affiliates, (ii) is an advisor to the Sponsors, Maple Tree or any of their respective associates or affiliates in connection with the Arrangement, (iii) is a manager or a co-manager of a soliciting dealer group for the Arrangement (or a member of the soliciting dealer group for the Arrangement providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group), or (iv) has a material financial interest in the completion of the Arrangement.

Scotia Capital has not provided any financial advisory services or led any financing involving the Company, the Sponsors, Maple Tree or any of their respective associates or affiliates within the past 24 months, other than services provided under the Engagement Agreement.

There are no understandings, agreements or commitments between Scotia Capital, or any affiliated entity of Scotia Capital, on the one hand, and the Company, the Sponsors, Maple Tree or any of their respective associates or affiliates on the other hand, with respect to any future business dealings. Scotiabank will not be participating in any lending syndicate providing financing with respect of the Arrangement. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory, investment banking or corporate lending services for the Company, the Sponsors, Maple Tree or for any of their respective associates or affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of the Company or any of its associates or affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or the Arrangement.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a) a draft Arrangement Agreement dated February 23, 2007;

(b) draft voting agreement (the “Voting Agreement”) dated February 23, 2007 between Maple Tree and Fairfax Financial Holdings Limited (“Fairfax”);

(c) draft Roll-Over Agreements;

(d) the debt and equity financing commitment letters related to the Arrangement;

(e) draft Sponsor guarantees;

(f) annual reports of the Company for the fiscal years ended December 31, 2003, 2004 and 2005;

(g) draft 10-K for the Company for the fiscal year ended December 31, 2006;

(h) the Notice of Annual Meeting of Shareholders and the Management Information Circular of the Company for the fiscal years ended December 31, 2003, 2004 and 2005;

(i) audited financial statements of the Company for the fiscal years ended December 31, 2003, 2004 and 2005;

(j) internal Company financial reporting package for the 12-month period ended December 31, 2006;

(k) the Company’s budget for the fiscal year ending December 31, 2007;

(l) the Company’s financial projections for the 2008, 2009, 2010, 2011, 2012 and 2013 fiscal years;

(m) various detailed internal Company management reports;

(n) discussions with senior management of the Company;

(o) discussions with the Company’s financial advisors;

(p) discussions with the Company’s legal counsel;

(q) discussions with the Company’s auditors;

(r) public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(s) public information with respect to other transactions of a comparable nature considered by us to be relevant;

(t) representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(u) such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no prior valuations (as defined for the purposes of the Rules) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and of its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of the Company as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of the Company have represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement and that Hub will be entitled to fully enforce its rights under the Arrangement and receive the benefits therefrom. Scotia Capital has also assumed that the final form of the Arrangement Agreement, Roll-Over Agreements and Voting Agreement will be substantially the same as the last draft reviewed by Scotia Capital. Finally, Scotia Capital has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any meaningful adverse effect on Hub or the contemplated benefits of the Arrangement to Hub.

The Opinion has been provided for the use of the Special Committee and Board of Directors of the Company. Scotia Capital specifically disclaims any opinion as to the fairness of the Arrangement to the Roll-Over Shareholders or the consideration offered to Roll-Over Shareholders. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

The Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote their Shares in favour of the Arrangement.

Value Considerations

In support of the Opinion, Scotia Capital has performed certain value analyses on the Company, based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. As part of the analyses and investigations carried out in the preparation of the Opinion, Scotia Capital reviewed and considered the items outlined under “Scope of Review”.

In the context of the Opinion, Scotia Capital has relied upon the following methodologies:

(i) Discounted cash flow approach (“DCF Approach”); and

(ii) Precedent Transactions Approach (as defined below).

The DCF Approach employed by Scotia Capital involved the calculation of the enterprise value of the Company by discounting to a present value the unlevered free cash flows (“UFCFs”) of the Company expected to be generated between January 1, 2007 and December 31, 2021 as well as a terminal value, determined as at December 31, 2021, such value also having been discounted to a present value. In determining the UFCFs, Scotia Capital reviewed management prepared projected financial statements for the Company for 2007 to 2013 (the “Company Forecast”). In addition to the Company Forecast, Scotia Capital discussed the prospects for the Company, with senior management of the Company, for years 2014 to 2021. Scotia Capital also reviewed certain other industry and financial market information. To arrive at an equity value for the Company, Scotia Capital then deducted from this enterprise value the net debt of the Company, adjusted as appropriate on a fully diluted basis. The projected UFCFs of the Company were discounted at the estimated weighted average cost of capital for the Company, calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company. Scotia Capital also considered potential net synergies that a third-party could realize, and therefore pay for, from the acquisition of 100% of the Company including, but not limited to, benefits arising from revenue enhancement and cost savings. As part of the DCF Approach, Scotia Capital performed sensitivity analyses on certain key assumptions, including, but not limited to, discount rates, terminal growth rates, revenue growth rates and EBITDA margins.

Scotia Capital also compared the proposed financial terms of the Transaction to corresponding financial terms, to the extent publicly available, of selected transactions in the commercial insurance brokerage industry (the “Precedent Transactions Approach”). When considering the Precedent Transactions Approach, Scotia Capital considered enterprise value to last twelve (12) months EBITDA to be the primary valuation metric.

Fairness Considerations

In preparing the Opinion, Scotia Capital has considered, among other things, the following factors:

(a) the fact that the Consideration represented a premium of 16.0% over the closing price per Share on the New York Stock Exchange (the “NYSE”) on February 23, 2007, the trading day immediately preceding the date of this Opinion and a premium of 19.9% over the volume weighted average price per Share on the NYSE over the 20 trading days immediately preceding the date of this Opinion;

(b) the implied transaction multiples derived from the Consideration are in line with precedent transaction multiples;

(c) the Consideration is within the range of values for the Shares as indicated by the discounted cash flow analysis conducted by Scotia Capital;

(d) the fact that the Arrangement will provide Public Shareholders with immediate liquidity; and

(e) the commitment of Fairfax, holder of 25.9% of the Shares, who, pursuant to the Voting Agreement, has agreed to vote in favour of the Arrangement Agreement.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Capital is of the opinion that, as of the date hereof, the consideration to be paid to the Public Shareholders pursuant to the Arrangement is fair from a financial point of view.

Yours very truly,

SCOTIA CAPITAL INC.